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                             February 25, 2021

       James Bradley
       Chief Financial Officer
       New Providence Acquisition Corp.
       10900 Research Blvd, Ste 160C PMB 1081
       Austin, Texas 78759

                                                        Re: New Providence
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed February 16,
2021
                                                            File No. 001-39040

       Dear Mr. Bradley:

              We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our February 10, 2021 letter.

       Revised Preliminary Proxy Statement filed February 16, 2021

       Unaudited Pro Forma Condensed Combined Financial Information Adjustments to the Unaudited Pro Forma Condensed Combined Financial
Information, page 96

   1. We note your response to prior comment 4 where you describe your basis for presenting the non-controlling
interest as part of stockholders    equity instead of temporary equity.
                                                        We also note your
disclosure throughout regarding the planned establishment of a committee to exercise
full control over all decisions on settlement for non-controlling interest redemptions,
which will be called the Redemption Election Committee. Please respond to the
following:

                                                              Your response
indicates that Redemption Election Committee will consist solely of directors that are
neither nominated by, nor affiliated with, any noncontrolling interest holders.
Please tell us how many directors are expected to qualify to potentially be a
part of the Redemption Election Committee. Additionally, please tell
 James Bradley
FirstName LastNameJames
New Providence AcquisitionBradley
                           Corp.
Comapany25,
February  NameNew
            2021   Providence Acquisition Corp.
February
Page 2 25, 2021 Page 2
FirstName LastName
              us how many directors are expected to be included on the Redemption Election
              Committee, and whether the number of directors on the Committee is subject to change.

                To the extent that there is not a majority conclusion among the members of the
              Redemption Election Committee, how would a conclusion be reached?

                Describe any potential scenarios where a director could be removed from the
              Redemption Election Committee. To the extent that a director is removed from the
              Committee, would the director have to be replaced on the Committee before the
              Committee could take further action?

                We note your disclosure on page 27 that until such date as the Stockholder Parties collectively control less than 50% of the total voting power of SpaceMobile, the
              Stockholder Parties will take all necessary action to cause SpaceMobile and the
              SpaceMobile Board to maintain the Redemption Election Committee of the
              SpaceMobile Board and its delegated powers. Please clarify what is meant by all necessary action. Are there any potential scenarios where the Redemption Election
              Committee would not be maintained while the stockholder parties control more than
              50% of the voting power?

                We note your disclosure on page 212 that the Redemption Election Committee will initially consist solely of Mr. Coleman. Please clarify whether additional members are expected to be added to the Redemption Election Committee, and when. To the extent there is a time period when there is only one member of the Redemption
              Election Committee, please tell us how you concluded this qualified as a Committee of directors that is expected to have the fiduciary duties to act in the best interests of
              all of the Company   s stockholders.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.
 James Bradley
New Providence Acquisition Corp.
February 25, 2021
Page 3

                                                Sincerely,
FirstName LastNameJames Bradley
                                                Division of Corporation Finance
Comapany NameNew Providence Acquisition Corp.
                                                Office of Technology
February 25, 2021 Page 3
cc:       Julian Seiguer, Esq.
FirstName LastName